UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 3

GRIZZLY MERGER SUB 1, LLC

(Name of the Issuer)

Liberty Broadband Corporation

Grizzly Merger Sub 1, LLC

John C. Malone

(Name of Persons Filing Statement)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 36164V 305

Series B Common Stock: 36164V 404

Series A Cumulative Redeemable Preferred Stock: 36164V 503

(CUSIP Number of Class of Securities)

Renee L. Wilm Chief Legal Officer Grizzly Merger Sub 1, LLC 12300 Liberty Blvd. Englewood, Colorado 80112 (720) 875-5900	Renee L. Wilm Chief Legal Officer Liberty Broadband Corporation 12300 Liberty Blvd. Englewood, Colorado 80112 (720) 875-5700	John C. Malone c/o Liberty Broadband Corporation 12300 Liberty Blvd. Englewood, Colorado 80112 (720) 875-5700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Samantha H. Crispin Nicole Perez Beverly B. Reyes Baker Botts L.L.P. 30 Rockefeller Plaza. New York, New York 10112 (212) 408-2500	Jeffrey J. Rosen Michael A. Diz Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Steven D. Miller Sherman & Howard L.L.C. 633 Seventeenth Street, Suite 3000 Denver, Colorado 80202 (303) 297-2900

This statement is filed in connection with (check the appropriate box):

☒ a. The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

☒ b. The filing of a registration statement under the Securities Act of 1933.

☐ c. A tender offer.

☐ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband Corporation (“Merger LLC”) (successor by merger to GCI Liberty, Inc., the issuer of the capital stock that is the subject of the Rule 13e-3 transaction (“GCI Liberty”)); (b) Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband”); and (c) John C. Malone, the Chairman of the board of directors of Liberty Broadband (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information (Regulation M-A, Item 1011)

(c)        Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On December 15, 2020, at a special meeting of GCI Liberty’s stockholders (the “GCI Liberty special meeting”), holders of GCI Liberty capital stock voted to (i) approve the adoption of the Agreement and Plan of Merger, dated as of August 6, 2020 (the “merger agreement”), by and among Liberty Broadband, GCI Liberty, Merger LLC and Grizzly Merger Sub 2, Inc., a Delaware corporation (“Merger Sub”) (the “GCI Liberty merger proposal”), and (ii) approve the adjournment of the GCI Liberty special meeting from time to time to solicit additional proxies in favor of the GCI Liberty merger proposal if there are insufficient votes at the time of such adjournment to approve the GCI Liberty merger proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate.

On December 15, 2020, at a special meeting of Liberty Broadband’s stockholders (the “Liberty Broadband special meeting”), holders of Liberty Broadband common stock voted to (i) approve the adoption of the merger agreement (the “Liberty Broadband merger proposal”); (ii) approve the issuance of shares of Liberty Broadband Series C common stock, par value $0.01 per share (“Liberty Broadband Series C common stock”), Liberty Broadband Series B common stock, par value $0.01 per share (“Liberty Broadband Series B common stock”) and Liberty Broadband Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Liberty Broadband Preferred Stock”) to GCI Liberty stockholders in connection with the combination contemplated by the merger agreement and shares of Liberty Broadband Series C common stock and Liberty Broadband Series B common stock to Mr. Malone pursuant to the exchange agreement, dated as of August 6, 2020 with John C. Malone, the Chairman of the Board of Directors of Liberty Broadband and GCI Liberty, and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “share issuance proposal”); and (iii) approve the adjournment of the Liberty Broadband special meeting from time to time to solicit additional proxies in favor of the Liberty Broadband merger proposal or the share issuance proposal if there are insufficient votes at the time of such adjournment to approve the Liberty Broadband merger proposal or the share issuance proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate.

On December 18, 2020, GCI Liberty filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into GCI Liberty, with GCI Liberty surviving this merger and becoming an indirect wholly owned subsidiary of Liberty Broadband (the “first merger”). Immediately following the effective time of the first merger (the “effective time”), a second Certificate of Merger filed with the Secretary of State of the State of Delaware became effective, pursuant to which GCI Liberty, as the surviving corporation of the first merger, was merged with and into Merger LLC (together with the first merger, the “combination”), with Merger LLC surviving this subsequent merger as a wholly owned subsidiary of Liberty Broadband.

At the effective time:

•	each share of GCI Liberty Series A common stock, par value $0.01 per share (“GCI Liberty Series A common stock”), issued and outstanding immediately prior to the effective time (other than excluded treasury shares (as defined below)) was converted into the right to receive 0.580 of a share of non-voting Liberty Broadband Series C common stock;

•	each share of GCI Liberty Series B common stock, par value $0.01 per share (“GCI Liberty Series B common stock”), issued and outstanding immediately prior to the effective time (other than excluded shares (as defined below)) was converted into the right to receive 0.580 of a share of Liberty Broadband Series B common stock; and

•	each share of GCI Liberty Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“GCI Liberty Preferred Stock,” and together with the GCI Liberty Series A common stock and GCI Liberty Series B common stock, the “GCI Liberty capital stock”), issued and outstanding immediately prior to the effective time (other than excluded treasury shares) was converted into the right to receive one share of newly issued Liberty Broadband Series A Cumulative Redeemable Preferred Stock.

Such consideration is collectively referred to as the “merger consideration.” No fractional shares of Liberty Broadband Series C common stock or Liberty Broadband Series B common stock were issued in the combination. In lieu of issuing fractional shares of Liberty Broadband Series C common stock and Liberty Broadband Series B common stock that would otherwise be issued as part of the merger consideration, cash will instead be paid as further described in the joint proxy statement/prospectus included in the Prospectus filed by Liberty Broadband with the SEC on October 30, 2020 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”). The merger consideration will not be deliverable with respect to (x) shares of GCI Liberty capital stock held by GCI Liberty as treasury stock or by any of GCI Liberty’s wholly owned subsidiaries or owned by Liberty Broadband or its wholly owned subsidiaries (the “excluded treasury shares”) or (y) shares of GCI Liberty Series B common stock held by any stockholders who have perfected and have not waived, effectively withdrawn or lost their appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (collectively with the excluded treasury shares, the “excluded shares”). No holders of GCI Liberty Series B Common Stock have made demands for appraisal.

As a result of the combination, GCI Liberty Series A common stock and GCI Liberty Preferred Stock have ceased to trade on the Nasdaq Global Select Market (“Nasdaq”) and became eligible for delisting from Nasdaq and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In addition, the GCI Liberty Series B common stock has ceased to be quoted on the Over-The-Counter Bulletin Board and became eligible for termination from registration under the Exchange Act. Pursuant to GCI Liberty’s request, Nasdaq filed with the SEC on December 21, 2020 a notification of removal from listing on Forms 25 with respect to the delisting of the GCI Liberty Series A common stock and GCI Liberty Preferred Stock from Nasdaq.  Merger LLC (as successor by merger to GCI Liberty) intends to file with the SEC a certification on Form 15 requesting the termination of registration of the GCI Liberty Series A Common Stock and GCI Liberty Preferred Stock under Section 12(g) of the Exchange Act and the suspension of GCI Liberty’s reporting obligations under Sections 13 and 15(d) of the Exchange Act, as promptly as practicable.

On December 18, 2020, prior to the effective time, John C. Malone and Gregory B. Maffei each converted each outstanding share of GCI Liberty Series B common stock beneficially owned by him into one share of GCI Liberty Series A common stock. At the effective time, each such share of GCI Liberty Series A common stock beneficially owned prior to the combination was converted into the right to receive 0.580 of a share of Liberty Broadband Series C common stock. Because neither Mr. Malone nor the revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “JCM Trust”) received any shares of Liberty Broadband Series B common stock in the combination, the Exchange Agreement entered into among Liberty Broadband, Mr. Malone and the JCM Trust terminated by its terms at the effective time.

Item 16. Exhibits (Regulation M-A, Item 1016)

The information in Exhibit (a)(1) set forth in response to Item 1016 of Regulation M-A is hereby amended and restated in entirety as follows:

(a)(1)     The joint proxy statement/prospectus of Liberty Broadband Corporation and GCI Liberty, Inc. (incorporated herein by reference to the Prospectus filed by Liberty Broadband Corporation on October 30, 2020 with the SEC pursuant to Rule 424(b)(3) of the Securities Act).

The information set forth in response to Item 1016 of Regulation M-A is hereby amended and supplemented by addition of the following exhibits thereto:

(a)(12)     Earnings release, including disclosure relating to the combination (incorporated herein by reference to GCI Liberty, Inc.’s Current Report on Form 8-K, filed with the SEC on November 6, 2020).

(a)(13)     Discussion of sale of GCI Liberty, Inc.’s stake in LendingTree, Inc. (incorporated herein by reference to GCI Liberty, Inc.’s Current Report on Form 8-K, filed with the SEC on November 17, 2020).

(a)(14)     Discussion of sale of GCI Liberty, Inc.’s stake in LendingTree, Inc. (incorporated herein by reference to GCI Liberty, Inc.’s Current Report on Form 8-K, filed with the SEC on November 19, 2020).

(a)(15)     Discussion of litigation relating to the combination and voting power of Messrs. Malone and Maffei in Liberty Broadband Corporation immediately following the combination (incorporated herein by reference to Liberty Broadband’s and GCI Liberty, Inc.’s respective Current Report on Form 8-K, filed with the SEC on November 24, 2020).

(a)(16)     Discussion of the receipt of approvals from the Regulatory Commission of Alaska in connection with the combination (incorporated herein by reference to Liberty Broadband’s and GCI Liberty, Inc.’s respective Current Report on Form 8-K, filed with the SEC on December 14, 2020).

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 21, 2020

GRIZZLY MERGER SUB 1, LLC

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President and Assistant Secretary

LIBERTY BROADBAND CORPORATION

By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer

JOHN C. MALONE

/s/ John C. Malone
John C. Malone